[Johnson Controls International plc Letterhead]

December 15, 2016

VIA EDGAR AND EMAIL

Larry Spirgel

Assistant Director, Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE, Washington, D.C. 20549

Re:	Johnson Controls International plc
Registration Statement on Form S-4
Filed November 28, 2016
File No. 333-214806

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Johnson Controls International plc (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 filed on December 8, 2016, so that it will become effective at 1:00 p.m., Eastern Time, on Monday, December 19, 2016 or as soon thereafter as is practicable.

Please contact Michael S. Benn (212-403-1158) of Wachtell, Lipton, Rosen & Katz with any questions you may have regarding this request.  In addition, please notify Mr. Benn by telephone when this request for acceleration has been granted.

JOHNSON CONTROLS INTERNATIONAL PLC

By:	/s/ Judith A. Reinsdorf
Name:	Judith A. Reinsdorf
Title:	Executive Vice President and General Counsel

cc:	Tiffany Piland Posil, Special Counsel, Office of Mergers & Acquisitions, Division of Corporation Finance, U.S. Securities and Exchange Commission
Kate Beukenkamp, Attorney-Advisor, Division of Corporation Finance, U.S. Securities and Exchange Commission
Brian J. Stief, Executive Vice President and Chief Financial Officer, Johnson Controls International plc
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz
Michael S. Benn, Wachtell, Lipton, Rosen & Katz